Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

June 30, 2011

Re: Oxford Lane Capital Corp.
        File Nos.: 333-174722; 811-22432

Dear Mr. Boehm:

On June 3, 2011, you filed on behalf of Oxford Lane Capital Corp. ("Fund"), a closed-end investment company, a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 to register additional shares to be sold in connection with a transferable rights offering to existing shareholders. Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. We have relied on the representations in a letter dated June 3, 2011, from you, which states that the disclosure in the registration statement contains no material changes from the disclosure in the Fund's original registration statement, except for information about the proposed offering, revisions reflecting developments since the initial public offering and updated financial information. We have reviewed the filing and have the following comments.

<u>Prospectus</u>

1.   Summary—Please add a paragraph on dilution: explain and describe the impact on investors subscribing in this offering. Provide a cross-reference to the tabular presentation showing the dilution to net asset value resulting from the rights offering.

2.   Fees and Expenses—Footnote (3) to the fee table states that the expenses associated with the dividend reinvestment plan are included in "other expenses." Please explain why these expenses are not included in the shareholder transaction expenses in the line "Dividend reinvestment plan expenses."

3. Fees and Expenses—Please confirm in your response that the Fund has no present intention of offering preferred stock during the next 12 months.

4. Over-Subscription Privilege—The over-subscription privilege has been structured to allow over-subscription requests to be honored in full (up to the amount of shares available). In your response, please explain whether this structure could lead to the Fund's largest shareholders or speculators gaining control of the Fund.

Financial Statements

5. In the Statement of Assets and Liabilities, please disclose if any of the cash balance is restricted as to use.

6. Note 6 to the Schedule of Investments discusses income notes and states that they are considered equity positions in the CLO Funds. Please explain the accounting treatment for these holdings.

7. In your response, please confirm that the distributions from net investment income reflected in the Statement of Changes are from income and do not represent a return of capital distribution.

8. Note 1 discusses cash and cash equivalents and notes that all highly liquid debt instruments with a maturity of three months or less are cash equivalents. Please note that all short-term investments must be presented in the Schedule of Investments. *See* S-X 12-12.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the accuracy and adequacy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel